As filed with the Securities and Exchange Commission on or about May 2, 2025

Registration No. 2-99584

Registration No. 811-04379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-lA

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☑
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 68	☑

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☑
AMENDMENT NO. 71	☑

PLAN INVESTMENT FUND, INC.

(Exact Name of Registrant as Specified in Charter)

2 Mid America Plaza, Suite 200

Oakbrook Terrace, Illinois 60181

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code (630) 472-7700

ALEXANDER D. HUDSON

Chief Operating Officer

Plan Investment Fund, Inc.

2 Mid America Plaza, Suite 200

Oakbrook Terrace, Illinois 60181

(Name and Address of Agent for Service)

Copy to:

JOSEPH M. MANNON

Vedder Price P.C.

222 North LaSalle Street, Suite 2600

Chicago, Illinois 60601

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462 (d).

If appropriate, check the following:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Explanatory Note: The sole purpose of this Post-Effective Amendment No. 68 to the Registration Statement of Plan Investment Fund, Inc. (the “Fund”) is to file exhibits. This Post-Effective Amendment No. 68 incorporates by reference Parts A and B of the Fund’s Post-Effective Amendment No. 67, filed on April 30, 2025. Accordingly, this Post-Effective Amendment No. 68 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A, including the exhibits filed herewith. This Post-Effective Amendment No. 68 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act of 1933, as amended, this Post-Effective Amendment No. 68 shall become effective immediately upon filing with the SEC.

PART C

OTHER INFORMATION

Item 28. Exhibits

Exhibit No.	Description of Exhibit

(a)(1)

Amended and Restated Articles of Incorporation of Registrant (incorporated by reference to Exhibit 1 of Post-Effective Amendment No. 13 to the Registrant’s Registration Statement on Form N-1A No. 002-99584, as filed with the SEC on April 18, 1996 (“PEA No. 13”))

(a)(2)	Articles of Amendment to Amended and Restated Articles of Incorporation of Registrant (incorporated by reference to Exhibit 1(a) of PEA No. 13)

(a)(3)	Articles of Amendment to Amended and Restated Articles of Incorporation of Registrant (incorporated by reference to Exhibit 1(b) of PEA No. 13)

(a)(4)

Articles Supplementary to the Charter of Registrant (incorporated by reference to Exhibit (a) (4) of Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A No. 002-99584, as filed with the SEC on April 17, 2006 (“PEA No. 24”))

(a)(5)

Articles Supplementary to the Charter of Registrant (incorporated by reference to Exhibit (a)(5) of Post-Effective Amendment No. 27 to the Registrant’s Registration Statement on Form N-1A No. 002-99584, as filed with the SEC on April 30, 2009 (“PEA No. 27”))

(a)(6)

Articles Supplementary to the Charter of Registrant (incorporated by reference to Exhibit (a)(6) of Post-Effective Amendment No. 33 to the Registrant’s Registration Statement on Form N-1A No. 002-99584, as filed with the SEC on March 1, 2012 (“PEA No. 33”))

(a)(7)

Articles of Amendment to Amended and Restated Articles of Incorporation of Registrant (incorporated by reference to Exhibit (A)(7) of post-effective amendment No. 57 on the Registrant’s Registration Statement on Form N-1A No. 002-099584, as filed with the SEC on April 30, 2018 (“PEA No. 57”))

(a)(8)	Written Instrument, dated September 15, 2017, Amending the Articles of Incorporation of Registrant (incorporated by reference to Exhibit (A)(8) of PEA No. 57)

(a)(9)

Articles of Amendment, effective December  21, 2020, to Amended and Restated Articles of Incorporation of Registrant (incorporated by reference to Exhibit (a)(9) of post-effective amendment No. 63 on the Registrant’s Registration Statement on Form N-1A No. 002-099584, as filed with the SEC on April 30, 2021 (“PEA No. 63”))

(a)(10)	Articles Supplementary to the Charter of Registrant, dated July 8, 2024 (incorporated by reference to Exhibit (A)(10) of PEA No. 67)

(b)

Bylaws of Registrant as Amended and Restated on November 8, 2018 (incorporated by reference to Exhibit (b) of Post-Effective Amendment No. 61 to the Registrant’s Registration Statement on Form N-1A No. 002-99584, as filed with the SEC on April 30, 2020 (“PEA No. 61”))

(c)	Not applicable

Exhibit No.	Description of Exhibit

(d)(1)

Investment Advisory and Service Agreement for the Money Market Portfolio (incorporated by reference to Exhibit (d)(1) of Post-Effective Amendment No. 32 to the Registrant’s Registration Statement on Form N-1A No. 002-99584 as filed with the SEC on December 2, 2011 (“PEA No. 32”))

(d)(2)	Investment Advisory Agreement and Service Agreement for the Government Portfolio (incorporated by reference to Exhibit (d)(2) of PEA No. 32)

(d)(3)

Fee Waiver Agreement for the Government Portfolio (incorporated by reference to Exhibit (d)(3) of Post-Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A No. 002-99584, as filed with the SEC on October 18, 2013 (“PEA No. 41”))

(d)(4)	Fee Waiver Agreement for the Money Market Portfolio (incorporated by reference to Exhibit (d)(4) of PEA No. 41)

(d)(5)	Fee Waiver Agreement for the Government Portfolio and the Money Market Portfolio (incorporated by reference to Exhibit (d)(5) of PEA No. 41)

(e)(1)	Distribution Agreement dated May 31, 2017 (incorporated by reference to Exhibit (e)(1) of PEA No. 57)

(e)(2)	First Amendment, dated September 13, 2017, to the Distribution Agreement (incorporated by reference to Exhibit (e)(2) of PEA No. 57)

(e)(3)	Distribution Agreement Novation, dated September 30, 2021 (incorporated by referenced to Exhibit (e)(3) of PEA No. 64)

(f)	Not applicable

(g)	Custody Agreement (incorporated by reference to Exhibit (g)(2) of PEA No. 33)

(h)(1)

Transfer Agency Agreement (incorporated by reference to Exhibit (h)(1) of Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N1-A No. 002-99584, as filed with the SEC on March 1, 2017 (“PEA No. 54”)

(h)(2)

Administration Agreement (incorporated by reference to Exhibit (h)(1) of Post-Effective Amendment No. 42 to the Registrant’s Registration Statement on Form N-1A No. 002-99584, as filed with the SEC on April 30, 2014 (“PEA No. 42”))

(h)(3)

First Amendment to the Administration Agreement (incorporated by reference to Exhibit (h)(2) of Post-Effective Amendment No. 46 to the Registrant’s Registration Statement on Form N-1A No. 002-99584, as filed with the SEC on April 30, 2015 (“PEA No. 46”))

(i)	Opinion of Counsel (incorporated by reference to Exhibit (i) of PEA No. 67)

(j)(1)	Powers of Attorney for T. Ralph Woodard, Jr. (incorporated by reference to Exhibit (j)(5) of PEA No. 57)

(j)(2)

Powers of Attorney for Diane G. Gore (incorporated by reference to Exhibit (j)(5) of Post-Effective Amendment No. 59 to the Registrant’s Registration Statement on Form N-1A No. 002-99584, as filed with the SEC on April 30, 2019 (“PEA No. 59”))

Exhibit No.	Description of Exhibit

(j)(3)	Power of Attorney for Jennifer J. Allen (incorporated by reference to Exhibit (j)(5) of PEA No. 61)

(j)(4)	Powers of Attorney for Lori C. Hair, Juan A. Lopez, Jr. and Mitch W. Perry (incorporated by reference to Exhibit (j)(6) of PEA No. 64)

(j)(5)	Powers of Attorney for Noel W. Carden and Christina Y. Fisher (incorporated by reference to Exhibit (j)(7) of PEA No. 66)

(j)(6)	Powers of Attorney for Craig S. Provenzano and Michael J. Stuart (incorporated by reference to Exhibit (j)(6) of PEA No. 67)

(j)(7)	Consent of Cohen & Company, Ltd. (filed herein)

(j)(8)	Consent of Tait, Weller and Baker LLP (filed herein)

(k)	Not applicable

(l)	Subscription agreement (incorporated by reference to Exhibit 13 of PEA No. 13)

(m)	Not applicable

(n)	Not applicable

(o)	Reserved

(p)	Not applicable (each Portfolio is a money market fund)

Item 29. Persons Controlled by or Under Common Control with Fund

None

Item 30. Indemnification

Under Article IX of the Registrant’s Articles of Incorporation, any Trustee, Officer, employee or agent of the Registrant is indemnified to the fullest extent permitted by the General Corporation Law of the State of Maryland from and against any and all of the expenses and liabilities reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason of his being or having been a Trustee, Officer, employee or agent of the Registrant. This provision does not authorize indemnification when it is determined that such Trustee, Officer, employee or agent would otherwise be liable to Registrant or its Participation Certificate holders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties (collectively, “Disabling Conduct”).

The Registrant shall use reasonable and fair means to determine whether such indemnification shall be made. The determination that a person to be indemnified is not liable to the Registrant or its Participation Certificate holders by reason of Disabling Conduct, and therefore eligible for indemnification, shall be determined by (i) a final decision on the merits by a court or other body before whom such proceeding is brought or (ii) after their review of the facts, by vote of a majority of a quorum of Trustees who are neither “interested persons” (as defined in the 1940 Act) nor parties to the proceeding (a “Disinterested Majority”) or by independent counsel in a written opinion to the Registrant. The Registrant’s indemnification policy permits the Registrant to advance attorneys’ fees or other expenses incurred by its Trustees, Officers, employees or agents in defending such a proceeding, upon the undertaking by or on behalf of the indemnitee to repay the advance unless it is determined ultimately that he is entitled to indemnification. As a condition to such advance (i) the indemnities shall provide a security for his undertaking, (ii) the Registrant shall be insured against losses arising by reason of any lawful advances, or (iii) a Disinterested Majority, or an independent legal counsel in a written opinion to the Fund, shall determine, based on a review of readily available facts to the Fund, that there is reason to believe that the indemnities ultimately will be found entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to Trustees, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor

BlackRock Advisors, LLC (“BALLC”) performs investment advisory services for Registrant and certain other investment companies and accounts. The information required by this Item 31 with respect to each director, officer and partner of BALLC is incorporated by reference to Schedules A and D of Form ADV filed by BALLC with the Securities and Exchange Commission pursuant to the Investment Advisors Act of 1940 (SEC File No. 801-13304).

Item 32. Principal Underwriters

Item 32(a)     Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

AB Active ETFs, Inc.

ABS Long/Short Strategies Fund

ActivePassive Core Bond ETF, Series of Trust for Professional Managers

ActivePassive Intermediate Municipal Bond ETF, Series of Trust for Professional Managers

ActivePassive International Equity ETF, Series of Trust for Professional Managers

ActivePassive U.S. Equity ETF, Series of Trust for Professional Managers

AdvisorShares Trust

AFA Private Credit Fund

AGF Investments Trust

AIM ETF Products Trust

Alexis Practical Tactical ETF, Series of Listed Funds Trust

AlphaCentric Prime Meridian Income Fund

American Century ETF Trust

Amplify ETF Trust

Applied Finance Dividend Fund, Series of World Funds Trust

Applied Finance Explorer Fund, Series of World Funds Trust

Applied Finance Select Fund, Series of World Funds Trust

ARK ETF Trust

ARK Venture Fund

Bitwise Funds Trust

Bluestone Community Development Fund

BondBloxx ETF Trust

Bramshill Multi-Strategy Income Fund, Series of Investment Managers Series Trust

Bridgeway Funds, Inc.

Brinker Capital Destinations Trust

Brookfield Real Assets Income Fund Inc.

Build Funds Trust

Calamos Convertible and High Income Fund

Calamos Convertible Opportunities and Income Fund

Calamos Dynamic Convertible and Income Fund

Calamos Global Dynamic Income Fund

Calamos Global Total Return Fund

Calamos Strategic Total Return Fund

Carlyle Tactical Private Credit Fund

Cascade Private Capital Fund

Catalyst Strategic Income Opportunities Fund

CBRE Global Real Estate Income Fund

Center Coast Brookfield MLP & Energy Infrastructure Fund

Clifford Capital Partners Fund, Series of World Funds Trust

Cliffwater Corporate Lending Fund

Cliffwater Enhanced Lending Fund

Cohen & Steers Infrastructure Fund, Inc.

Convergence Long/Short Equity ETF, Series of Trust for Professional Managers

CornerCap Small-Cap Value Fund, Series of Managed Portfolio Series

CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers

Curasset Capital Management Core Bond Fund, Series of World Funds Trust

Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust

CYBER HORNET S&P 500® and Bitcoin 75/25 Strategy ETF, Series of ONEFUND Trust

Davis Fundamental ETF Trust

Defiance Connective Technologies ETF, Series of ETF Series Solutions

Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions

Defiance Next Gen H2 ETF, Series of ETF Series Solutions

Defiance Quantum ETF, Series of ETF Series Solutions

Denali Structured Return Strategy Fund

Dividend Performers ETF, Series of Listed Funds Trust

Dodge & Cox Funds

DoubleLine ETF Trust

DoubleLine Income Solutions Fund

DoubleLine Opportunistic Credit Fund

DoubleLine Yield Opportunities Fund

DriveWealth ETF Trust

EIP Investment Trust

Ellington Income Opportunities Fund

ETF Opportunities Trust

Evanston Alternative Opportunities Fund

Exchange Listed Funds Trust

Exchange Place Advisors Trust

FlexShares Trust

Forum Funds

Forum Funds II

Forum Real Estate Income Fund

Gramercy Emerging Markets Debt Fund, Series of Investment Managers Series Trust

Grayscale Future of Finance ETF, Series of ETF Series Solutions

Guinness Atkinson Funds

Harbor ETF Trust

Harris Oakmark ETF Trust

Hawaiian Tax-Free Trust

Horizon Kinetics Blockchain Development ETF, Series of Listed Funds Trust

Horizon Kinetics Energy and Remediation ETF, Series of Listed Funds Trust

Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust

Horizon Kinetics Medical ETF, Series of Listed Funds Trust

Horizon Kinetics SPAC Active ETF, Series of Listed Funds Trust

IDX Funds

Innovator ETFs Trust

Ironwood Institutional Multi-Strategy Fund LLC

Ironwood Multi-Strategy Fund LLC

Jensen Quality Growth ETF, Series of Trust for Professional Managers

John Hancock Exchange-Traded Fund Trust

Kurv ETF Trust

LDR Real Estate Value-Opportunity Fund, Series of World Funds Trust

Mairs & Power Balanced Fund, Series of Trust for Professional Managers

Mairs & Power Growth Fund, Series of Trust for Professional Managers

Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers

Mairs & Power Small Cap Fund, Series of Trust for Professional Managers

Manor Investment Funds

Milliman Variable Insurance Trust

Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV

Morgan Stanley ETF Trust

Morgan Stanley Pathway Large Cap Equity ETF, Series of Morgan Stanley Pathway Funds

Morgan Stanley Pathway Small-Mid Cap Equity ETF, Series of Morgan Stanley Pathway Funds

Morningstar Funds Trust

Mutual of America Investment Corporation

NEOS ETF Trust

Niagara Income Opportunities Fund

NXG Cushing® Midstream Energy Fund

Opal Dividend Income ETF, Series of Listed Funds Trust

OTG Latin American Fund, Series of World Funds Trust

Overlay Shares Core Bond ETF, Series of Listed Funds Trust

Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust

Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust

Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust

Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust

Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust

Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust

Palmer Square Funds Trust

Palmer Square Opportunistic Income Fund

Partners Group Private Income Opportunities, LLC

Performance Trust Mutual Funds, Series of Trust for Professional Managers

Performance Trust Short Term Bond ETF, Series of Trust for Professional Managers

Perkins Discovery Fund, Series of World Funds Trust

Philotimo Focused Growth and Income Fund, Series of World Funds Trust

Plan Investment Fund, Inc.

Point Bridge America First ETF, Series of ETF Series Solutions

Precidian ETFs Trust

Preferred-Plus ETF, Series of Listed Funds Trust

Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust

Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust

Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust

Rareview Total Return Bond ETF, Series of Collaborative Investment Series Trust

Renaissance Capital Greenwich Funds

Reynolds Funds, Inc.

RiverNorth Enhanced Pre-Merger SPAC ETF, Series of Listed Funds Trust

RiverNorth Patriot ETF, Series of Listed Funds Trust

RMB Investors Trust

Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust

Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust

Roundhill Ball Metaverse ETF, Series of Listed Funds Trust

Roundhill Cannabis ETF, Series of Listed Funds Trust

Roundhill ETF Trust

Roundhill Magnificent Seven ETF, Series of Listed Funds Trust

Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust

Roundhill Video Games ETF, Series of Listed Funds Trust

Rule One Fund, Series of World Funds Trust

Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust

Six Circles Trust

Sound Shore Fund, Inc.

SP Funds Trust

Sparrow Funds

Spear Alpha ETF, Series of Listed Funds Trust

STF Tactical Growth & Income ETF, Series of Listed Funds Trust

STF Tactical Growth ETF, Series of Listed Funds Trust

Strategic Trust

Strategy Shares

Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust

Tekla World Healthcare Fund

Tema ETF Trust

The 2023 ETF Series Trust

The 2023 ETF Series Trust II

The Cook & Bynum Fund, Series of World Funds Trust

The Community Development Fund

The Finite Solar Finance Fund

The Private Shares Fund

The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust

Third Avenue Trust

Third Avenue Variable Series Trust

Tidal ETF Trust

Tidal Trust II

Tidal Trust III

TIFF Investment Program

Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan

Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan

Timothy Plan International ETF, Series of The Timothy Plan

Timothy Plan Market Neutral ETF, Series of The Timothy Plan

Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan

Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan

Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan

Total Fund Solution

Touchstone ETF Trust

T-Rex 2X Inverse Bitcoin Daily Target ETF, Series of World Funds Trust

T-Rex 2x Inverse Ether Daily Target ETF, Series of World Funds Trust

T-Rex 2X Long Bitcoin Daily Target ETF, Series of World Funds Trust

T-Rex 2x Long Ether Daily Target ETF

TrueShares Active Yield ETF, Series of Listed Funds Trust

TrueShares Eagle Global Renewable Energy Income ETF, Series of Listed Funds Trust

TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust

TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust

TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust

TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust

TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust

TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust

TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust

TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust

TrueShares Structured Outcome (May) ETF, Listed Funds Trust

TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust

TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust

TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust

TrueShares Technology, AI & Deep Learning ETF, Series of Listed Funds Trust

U.S. Global Investors Funds

Union Street Partners Value Fund, Series of World Funds Trust

Vest Bitcoin Strategy Managed Volatility Fund, Series of World Funds Trust

Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust

Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust

Vest US Large Cap 10% Buffer Strategies VI Fund, Series of World Funds Trust

Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust

Vest US Large Cap 20% Buffer Strategies VI Fund, Series of World Funds Trust

VictoryShares Core Intermediate Bond ETF, Series of Victory Portfolios II

VictoryShares Core Plus Intermediate Bond ETF, Series of Victory Portfolios II

VictoryShares Corporate Bond ETF, Series of Victory Portfolios II

VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II

VictoryShares Emerging Markets Value Momentum ETF, Series of Victory Portfolios II

VictoryShares Free Cash Flow ETF, Series of Victory Portfolios II

VictoryShares Free Cash Flow Growth ETF, Series of Victory Portfolios II

VictoryShares Hedged Equity Income ETF, Series of Victory Portfolios II

VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II

VictoryShares International Value Momentum ETF, Series of Victory Portfolios II

VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II

VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II

VictoryShares Short-Term Bond ETF, Series of Victory Portfolios II

VictoryShares THB Mid Cap ESG ETF, Series of Victory Portfolios II

VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II

VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II

VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II

VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II

VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II

VictoryShares US Small Mid Cap Value Momentum ETF, Series of Victory Portfolios II

VictoryShares US Value Momentum ETF, Series of Victory Portfolios II

VictoryShares WestEnd Economic Cycle Bond ETF, Series of Victory Portfolios II

VictoryShares WestEnd Global Equity ETF, Series of Victory Portfolios II

VictoryShares WestEnd US Sector ETF, Series of Victory Portfolios II

Virtus Stone Harbor Emerging Markets Income Fund

Volatility Shares Trust

WEBs ETF Trust

Wellington Global Multi-Strategy Fund

West Loop Realty Fund, Series of Investment Managers Series Trust

Wilshire Mutual Funds, Inc.

Wilshire Variable Insurance Trust

WisdomTree Digital Trust

WisdomTree Trust

XAI Octagon Floating Rate & Alternative Income Term Trust

Item 32(b)    The following are the Officers and Managers of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Position with Underwriter	Position with Registrant

Teresa Cowan	President and Manager	None

Chris Lanza	Vice President	None

Kate Macchia	Vice President	None

Alicia Strout	Chief Compliance Officer	None

Kelly B. Whetstone	Secretary	None

Susan L. LaFond	Treasurer	None

Weston Sommers	Financial and Operations Principal and Chief Financial Officer	None

Item 32(c)    Not applicable.

Item 33. Location of Accounts and Records

	Location (To the extent known)	Types of Records
1.	BCS Financial Services Corporation 2 Mid America Plaza Suite 200 Oakbrook Terrace, IL 60181	Records relating to its functions as administrator. Minute Book, Bylaws and Amended and Restated Articles of Incorporation.

2.	BNY Mellon Investment Servicing (U.S.) Inc. 301 Bellevue Parkway Wilmington, DE 19809	Records relating to its functions as service agent and transfer agent.

3.	BlackRock Advisors, LLC 100 Bellevue Parkway Wilmington, DE 19809	Records relating to its functions as investment advisor and service agent for the Government Portfolio and the Money Market Portfolio.

4.	The Bank of New York Mellon 240 Greenwich Street New York, NY 10286	Records relating to its function as custodian.

5.	Foreside Fund Officer Services, LLC 3 Canal Plaza, 3rd Floor Portland, ME 04101	Records relating to provision of compliance services.

6.	Foreside Fund Services, LLC Three Canal Plaza, 3rd Floor Portland, ME 04101	Records relating to its function as fund distributor.

7.	Foreside Management Services, LLC Three Canal Plaza, 3rd Floor Portland, ME 04101	Records relating to provision of treasurer services.

Item 34. Management Services

      The Registrant has not entered into any management-related service contracts not discussed in Part A or B of this Registration Statement.

Item 35. Undertakings

      Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Plan Investment Fund, Inc., certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment No. 68 to the Registration Statement under Rule 485(b) under the Securities Act and has duly caused this Post-Effective Amendment No. 68 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oakbrook Terrace, State of Illinois, on the 2nd day of May, 2025.

PLAN INVESTMENT FUND, INC.

By:	/s/ Alexander D. Hudson
Alexander D. Hudson, Chief Operating Officer

ATTEST:

/s/ Ann F. Frolik
Ann F. Frolik, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 68 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Alexander D. Hudson Alexander D. Hudson	Chief Operating Officer (Principal Executive Officer)	May 2, 2025

/s/ James A. Gallo James A. Gallo	Treasurer (Principal Financial and Accounting Officer)	May 2, 2025

*Jennifer J. Allen Jennifer J. Allen	Trustee	May 2, 2025

*Noel W. Carden Noel W. Carden	Trustee	May 2, 2025

*Christina Y. Fisher Christina Y. Fisher	Trustee	May 2, 2025

*Diane G. Gore Diane G. Gore	Trustee	May 2, 2025

*Lori C. Hair Lori C. Hair	Trustee	May 2, 2025

*Juan A. Lopez, Jr. Juan A. Lopez, Jr.	Trustee	May 2, 2025

*Mitch W. Perry Mitch W. Perry	Trustee	May 2, 2025

/s/ Susan A. Pickar Susan A. Pickar	Trustee	May 2, 2025

*Craig S. Provenanzo Craig S. Provenzano	Trustee	May 2, 2025

*Michael J. Stuart Michael J. Stuart	Trustee	May 2, 2025

*T. Ralph Woodard, Jr. T. Ralph Woodard, Jr.	Trustee	May 2, 2025

*Executed on behalf of the indicated Trustees by Alexander D. Hudson, duly appointed attorney-in-fact.

By: /s/ Alexander D. Hudson

Alexander D. Hudson,

Attorney-in-fact

EXHIBITS

Exhibit No.	Description of Exhibit
(j)(7)	Consent of Cohen & Company, Ltd.
(j)(8)	Consent of Tait, Weller & Baker LLP